Exhibit 4.5

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF

THE SECURITIES EXCHANGE ACT OF 1934

DESCRIPTION OF CAPITAL STOCK

The following description of the common stock, preferred stock, certificate of incorporation and by-laws of Target Hospitality Corp. (“Target Hospitality”)  is a summary only and is subject to the complete text of Target Hospitality’s certificate of incorporation and by-laws. You should read Target Hospitality’s certificate of incorporation and by-laws as currently in effect for more details regarding the provisions described below. This section also summarizes relevant provisions of the Delaware General Corporation Law (“DGCL”). The terms of the DGCL are more detailed than the general information provided below. Therefore, you should carefully consider the actual provisions of these laws.

Target Hospitality’s  authorized capital stock consists of 400,000,000 shares of common stock, par value $0.0001 per share (the “Common Stock”), and 1,000,000 shares of preferred stock, par value $0.0001 per shares (“Preferred Stock”).

Common Stock

The holders of Common Stock are entitled to one vote per share on all matters to be voted on by stockholders generally, including the election of directors. There are no cumulative voting rights, meaning that the holders of a majority of the shares voting for the election of directors can elect all of the candidates standing for election.

The Common Stock carries no preemptive or other subscription rights to purchase shares of Common Stock and is not convertible, redeemable or assessable or entitled to the benefits of any sinking fund. Holders of Common Stock will be entitled to receive such dividends as may from time to time be declared by the Board of Directors of Target Hospitality out of funds legally available for the payment of dividends. If Target Hospitality issues Preferred Stock in the future, payment of dividends to holders of Common Stock may be subject to the rights of holders of Preferred Stock with respect to payment of preferential dividends, if any.

If Target Hospitality is liquidated, dissolved or wound up, the holders of Common Stock will share pro rata in Target Hospitality’s assets after satisfaction of all of its liabilities and the prior rights of any outstanding class of Preferred Stock.

The Common Stock is listed on the Nasdaq Capital Market (“Nasdaq”)  under the symbol “TH.”  Any additional Common Stock that Target Hospitality will issue will also be listed on Nasdaq.

Preferred Stock

The Board of Directors of Target Hospitality has the authority, without stockholder approval, to issue shares of Preferred Stock in one or more series and to fix the number of shares and terms of each series. The Board of Directors of Target Hospitality may determine the designation and other terms of each series, including, among others:

•dividend rights;

•voting powers;

•preemptive rights;

•conversion rights;

•redemption rights, including pursuant to a sinking fund;

•our purchase obligations, including pursuant to a sinking fund; and

•liquidation preferences.

The issuance of preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of holders of Common Stock. It also could affect the likelihood that holders of Common Stock will receive dividend payments and payments upon liquidation. Shares of preferred stock may be offered either separately or represented by depositary shares. Target Hospitality currently has no shares of Preferred Stock outstanding as of the date hereof.

Warrants

Target Hospitality has outstanding warrants exercisable for 16,166,650 shares of Common Stock, consisting of: (i) 10,833,316 warrants (the “Public Warrants”), each exercisable for one share of Common Stock issued in connection with the initial public offering of Platinum Eagle Acquisition Corp. (“Platinum Eagle”), Target Hospitality’s legal predecessor, and (ii) 5,333,334 warrants (the “Private Warrants,” and together with the Public Warrants, the “Warrants”), each exercisable for one share of Common Stock issued in a private placement in connection with our initial public offering. The Warrants were issued under a warrant agreement dated January 11, 2018, between Continental Stock Transfer & Trust Company, as warrant agent, and Platinum Eagle

The Warrants are listed on Nasdaq under the symbol “THWWW.”

Public Warrants

Each Public Warrant entitles the registered holder to purchase one share of our Common Stock at a price of $11.50 per share, subject to adjustment, at any time. The Public Warrants will expire on March 15, 2024, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

Target Hospitality may call the Public Warrants for redemption in whole and not in part, at a price of $0.01 per warrant, upon not less than 30 days’ prior written notice of redemption to each warrant holder and if, and only if, the last reported sale price of the Common Stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending three business days before we send the notice of redemption to the warrant holders.

The Public Warrant holders do not have the rights or privileges of holders of Common Stock and any voting rights until they exercise their Public Warrants and receive shares of Common Stock. After the issuance of shares of Common Stock upon exercise of the Public Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Public Warrants may be exercised only for a whole number of shares of Common Stock. No fractional shares will be issued upon exercise of the Public Warrants. If, upon exercise of the Public Warrants, a holder would be entitled to receive a fractional interest in a share, Target Hospitality will, upon exercise, round down to the nearest whole number the number of shares of Common Stock to be issued to the Public Warrant holder.

Private Warrants

The founders of Platinum Eagle and Platinum Eagle’s former independent directors purchased 5,333,334 Private Warrants at a price of $1.50 per Private Warrant for an aggregate purchase price of $8,000,00 in a private placement that occurred simultaneously with Platinum Eagle’s initial public offering. The Private Warrants may be exercised at any time. So long as the Private Warrants are held by the initial shareholders or their permitted transferees, such warrants may be exercised on a cashless basis and will not be redeemable by us. If the Private Warrants are held by holders other than the initial shareholders or their permitted transferees, the Private Warrants will be redeemable by us and exercisable by the holders on the same basis

Anti-Takeover Provisions

Some provisions of Delaware law, Target Hospitality’s  certificate of incorporation and by-laws summarized below could make certain change of control transactions more difficult, including acquisitions of Target Hospitality by means of a tender offer, proxy contest or otherwise, as well as removal of Target Hospitality’s  incumbent directors. These provisions may have the effect of preventing changes in Target Hospitality’s management. It is possible that these provisions would make it more difficult to accomplish or deter transactions that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the Common Stock.

Special Stockholder Meetings

Target Hospitality’s by-laws provide that, except as otherwise required by law, special meetings of stockholders for any purpose or purposes may be called at any time only by the Board, the Chairman of the Board, or the Chief Executive Officer, to be held at such date and time as shall be designated in the notice or waiver of notice thereof. Only business within the purposes described in the Corporation’s notice of meeting may be conducted at the special meetings. The ability of the stockholders to call a special meeting is specifically denied.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Target Hospitality’s by-laws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of the Board or a committee of the Board.

Business Combinations Under Delaware Law

Target Hospitality is a Delaware corporation and is subject to Section 203 of the DGCL. Generally, Section 203 prevents (i) a person who owns 15% or more of Target Hospitality’s  outstanding voting stock (an “interested stockholder”), (ii) an affiliate or associate of Target Hospitality who was also an interested stockholder at any time within three years immediately prior to the date of determination and (iii) the affiliates and associates of any such persons from engaging in any business combination with Target Hospitality, including mergers or consolidations or acquisitions of additional shares, for three years following the date that the person became an interested stockholder. These restrictions do not apply if:

•before the person became an interested stockholder, the Board of Directors of Target Hospitality approved either the business combination or the transaction in which the interested stockholder became an interested stockholder;

•upon consummation of the transaction that had resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of Target Hospitality voting stock that was outstanding at the time the transaction commenced, other than statutorily excluded shares; or

•on or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by both the Board of Directors of Target Hospitality and the holders of at least two-thirds of Target Hospitality’s outstanding voting stock that is not owned by the interested stockholder.

Transfer Agent and Registrar

The transfer agent and registrar for the Common Stock and warrant agent for the Warrants is Continental Stock Transfer & Trust Company.